

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 24, 2006

Mr. Keith R. Phillips
Wellman Inc.
1041 521 Corporate Center Drive
Fort Mill, South Carolina 29715

> **RE:** **Wellman, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 15, 2006**
> **File # 1-10033**

Dear Mr. Phillips:

We have reviewed your response letter dated June 19, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005
Item 1. Business, page 2

1. Please confirm the following regarding disclosure of the non-GAAP measures in all future filings:

   - Re-name the non-GAAP measure "EBITDA, as Defined", or the actual title as used in your Credit Agreement;
   - The measure should not be "substantially equivalent", but in fact should be the actual measure as defined in the Credit Agreement;
   - Because it is material to an understanding of your financial condition or liquidity, disclose the actual Fixed Charge Coverage Ratio as defined in your Credit agreement, for each period presented along with the Ratio amount required in the agreement;
   - Discuss the materiality of the agreement and related covenant(s);
   - Discuss the actual or reasonably likely effects of compliance of non-compliance with the covenant on your financial condition and liquidity;

Please confirm to us your understanding that discussion of the non-GAAP measure for other purposes would not be permitted unless the measure would be otherwise allowable under Item 10(e) of Regulation S-K. We have read your response, and as currently presented, such measure would not otherwise be allowable.

Item 3. Legal Proceedings, page 16

2. With a view towards future disclosure, please provide us with the following information concerning the Department of Justice investigation and related civil litigation:

- Provide us with a more comprehensive explanation of the underlying reasons for and history of the litigation;
- Tell us when you first became aware of the litigation;
- Discuss the timing of the charges and provide a quarterly roll-forward of the activity in the accrual, for all periods presented, up to the date of your response;
- Explain the basis for any remaining accrual.
- Tell us how the litigation has impacted your current pricing policies.

Critical Accounting Policies and Estimates, page 20

3. We have reviewed your response to our prior comment four, including your proposed future disclosure. To the extent practicable, please revise your disclosure to quantify the potential impact that changes in your estimates may have on your financial statements.

Consolidated Balance Sheets, page 37

4. Provide us with a comprehensive explanation of the "Payment for Long-Term Favorable Raw Material Contract". Explain and provide support for you current and future accounting. Explain the significant terms are of your raw materials contract and what impact this contract has had on your operations and liquidity. In addition, it is unclear to us why you have classified this contract within investing cash flows. Please explain.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.

Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant